

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

December 22, 2010

via U.S. mail and facsimile to (407) 872-0848

Mr. Michael Borish, Chief Financial Officer
Freedom Environmental Services, Inc.
11372 United Way
Orlando, FL 32824

> **RE:** **Freedom Environmental Services, Inc.**
> **Form 10-K for the Year Ended December 31, 2009 filed May 7, 2010**
> **Forms 10-Q for the Periods Ended March 31, 2020, June 30, 2010 and**
> **September 30, 2010**
> **Form 8-K filed July 21, 2010**
> **File No. 0-53388**

Dear Borish:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 1A. Risk Factors, page 7

1. We note the going concern paragraph in the audit report. Please tell us what consideration you gave to including the fact you are a going concern as a risk factor.

Management's Discussion and Analysis, page 16

Results of Operations, page 20

2. You state "Cost of goods sold for the years ended December 31, 2009 and 2008 decreased to $52,601 from $152,602, respectively. Our cost of goods sold is directly related to the increase in our sales. In addition, the Company cost of operations decrease due to reduced and excess waste." Please explain why cost of goods sold decreased 66% but revenues remained, in fact, generally flat over 2009. Please explain what you mean by "cost of operations" and how this item has appropriately been included within cost of goods sold.

3. You also state you "elect to expense all such non-cash, non-recurring expenses in the quarter and year incurred" as it relates to your general and administrative-type expenses. Please confirm to us, if true, that you have followed the appropriate U.S. GAAP requirements that mandate such expense treatment as applicable, instead of it being a policy decision, and revise future filings as such.

4. Please revise future filings to discuss the change in interest expense for the periods presented.

Liquidity and Capital Resources, page 20

5. In future filings, state clearly whether your current and available capital resources are sufficient to fund planned operations for a period of not less than twelve months from the date of the annual report. To the extent you do not have sufficient resources to fund planned operations for the twelve month period, state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency. Provide a discussion of your expected cash needs, including a discussion of specific cash needs over the next twelve months and a discussion of long-term liquidity as discussed in section 501.03.a of the Codification of Financial Reporting Policies. Please also discuss how the acquisition of Brownies WasteWater will impact your expected liquidity needs over the next twelve month period. Please provide this information in your response letter.

Note 7 – Note Payable, page F-16

6. You list two convertible promissory notes entered into on December 11, 2008 and December 22, 2008 with a shareholder and/or related party. Please tell us the amount of and the calculation for the beneficial conversion feature for each promissory note, as we note the aggregate value is $388,250. For each note, please clarify whether there was any discount resulting from the allocation of the proceeds to the beneficial conversion feature that would have been recognized as interest expense. Refer to ASC Topic 470-20 for guidance. Finally, you state on

page 30 that at December 31, 2009, you have converted all convertible notes to common stock. However, these two notes are still outstanding as of December 31, 2009 and March 31, 2010, as shown in the respective footnote tables (page F-16 of the Form 10-K and page 15 of the March 31, 2010 Form 10-Q). In the June 30, 2010 Form 10-Q, you disclose on page 11 that the December 11, 2008 note is "delinquent" and do not update the status of the December 22, 2008 note, but both outstanding balances are shown as nil. In the September 30, 2010 Form 10-Q on page 10, you disclose that both notes were paid in full. Please explain to us the timeline of events regarding these notes and reconcile to your annual and periodic disclosures as necessary. We may have further comment.

Item 9A. Controls and Procedures, page 23

7. We note your disclosure regarding disclosure controls and procedures. The definition you have provided does not fully conform to the definition set forth in Rules 13a-15(e) and 15d-15(e) of the Exchange Act. Specifically, you do not state whether your disclosure controls and procedures were also not effective to ensure that information required to be disclosed is accumulated and communicated to management, including the principal executive and principal financial officers, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm, if true, that your management's conclusion regarding effectiveness is based on the full definition of disclosure controls and procedures as of December 31, 2009.

Form 10-Q for the period ended March 31, 2010

Item 4. Controls and Procedures, page 25

8. You have now concluded that your disclosure controls and procedures were effective as of March 31, 2010, and concluded they were effective at the reasonable assurance level as of both June 30, 2010 and September 30, 2010. Please tell us how you were able to conclude as such given the material weakness identified as of December 31, 2009, and your disclosure in each Form 10-Q that there were no significant changes to internal control over financial reporting during the periods.

9. Please address the comment above as it pertains to your conclusion regarding your internal control over financial reporting, which was not effective as of December 31, 2009, but which was reported as effective as of March 31, 2010, June 30, 2010 and September 30, 2010.

Form 8-K filed July 21, 2010

10. It appears that an amended Form 8-K should have been filed on or about October 5, 2010 that included the financial statements of Brownies WasteWater Solutions, Inc. and B&P Environmental Services LLC, as well as the required pro forma information. Please file this amended Form 8-K immediately or tell us when you will file it.

Form 10-Q for the period ended June 30, 2010

11. You state on page 13 that during the six months ended June 30, 2010, the CEO forgave $671,384 of debt, which amount was recorded to additional paid in capital. Please provide in future filings the breakdown of these amounts by the date when the transactions were initially entered. Also, please tell us whether this debt is the same as the notes and advances described as "paid in full" on page 10 of your September 30, 2010, Form 10-Q.

Form 10-Q for the period ended September 30, 2010

Note 12 – Business Combination, page 19

12. Please provide us with your analysis to determine the accounting acquirer, including:
    - a description of the parties to the acquisition, including relationships or related party transactions between the parties.
    - your consideration of each party's relative voting rights in the combined entity after the business combination. In determining which group of owners retains or receives the largest portion of the voting rights, tell us how you considered the existence of any unusual or special voting arrangements and options, warrants, or convertible securities.
    - the composition of the board of directors. Explain the legal rights of the parties to appoint or remove board members.
    Refer to ASC 805-10-55-12.

13. Please tell us the date the 48 million shares were issued. We note your Form 8-K for July 17, 2010, reports the completion of the acquisition is subject to a number of closing conditions. Tell us the date the acquisition occurred and how this impacts your accounting for the business combination.

Management's Discussion and Analysis, page 21

14. We have the following comments related to the acquisition of Brownies WasteWater Solutions, Inc.:

Mr. Michael Borish
Freedom Environmental Services, Inc.
December 22, 2010
Page 5

- On page 9 you have recorded $1.6 million in equipment as an apparent result of the acquisition. Please tell us and revise future filings in MD&A or the footnote to discuss the nature of the acquired equipment, and what the $58,700 purchase of equipment constituted as shown on the statement of cash flows.
- On pages 11-12 you disclose a $15,000 misappropriation by a Brownies shareholder and two undisclosed liabilities identified post-acquisition. Please address the financial statement requirements of ASC Topic 450-20-25 and/or the disclosure obligation requirements of ASC 450-20-50 as it pertains to these matters.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or in her absence, me at (202) 551-3355, if you have questions regarding these comments.

Sincerely,

Terence O'Brien
Accounting Branch Chief